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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

STOLT-NIELSEN S.A.
(Translation of registrant's name into English)

c/o Stolt-Nielsen Limited
Aldwych House
71-91 Aldwych
London WC2B HN
ENGLAND

(Address of principal executive offices)

        In accordance with General Instruction B, item (iii), attached herewith is Press Release dated April 3, 2003 announcing financial results for the registrant's First Quarter (ended February 28, 2003) of Fiscal Year 2003.

        This report shall be deemed to be incorporated by reference into the registrant's Registration Statements on Form S-8 (File Nos. 333-11178 and 333-06958) and to be a part of such registration statements from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

        Certain statements contained in the press release filed pursuant to this Form 6-K are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the registrant's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," and "seek" and similar expressions.

        The forward-looking statements that the registrant makes reflect its current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, including risk factors listed from time to time in the registrant's filings with the Securities and Exchange Commission. Many of these factors are beyond the registrant's ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements. The registrant undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2003

STOLT-NIELSEN S.A.
	By	/s/ ALAN B. WINSOR Alan B. Winsor, Attorney-in-Fact

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Stolt-Nielsen Limited
A subsidiary of Stolt-Nielsen S.A.	Aldwych House 71-91 Aldwych London WC2B 4HN United Kingdom	Tel: +44 207 611 8960 Fax: +44 207 611 8965 www.stolt-nielsen.com

NEWS RELEASE

Contact:	Richard M. Lemanski USA 1 203 625 3604 rlemanski@stolt.com

Valerie Lyon UK 44 20 7611 8904 vlyon@stolt.com

Stolt-Nielsen S.A. Reports First Quarter 2003 Results

        London, England—April 3, 2003—Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today reported results for the first quarter ended February 28, 2003. Net loss for the latest quarter was $13.0 million, or $0.24 per share, on net operating revenue of $764.2 million, compared to a net loss of $3.7 million, or $0.07 per share, on net operating revenue of $611.2 million for the first quarter of 2002. The basic weighted average number of shares outstanding for the quarter was 54.9 million compared with 54.9 million for the same period in 2002.

        Commenting on the results, Niels G. Stolt-Nielsen, Chief Executive Officer of Stolt-Nielsen S.A. said, "The results for the Company reflect both positive and negative developments within each of our businesses. Despite firm markets, results for the Stolt-Nielsen Transportation Group were down, primarily because of higher bunker costs and increased tank container freight costs. Stolt Offshore reported a weak quarter as anticipated as it continues to progress on low margin contracts in its backlog. Stolt Sea Farm reported improved, but still depressed results.

        "Before restructuring charges, the Stolt-Nielsen Transportation Group Ltd. (SNTG) reported income from operations of $24.0 million in the first quarter of 2003 compared to $29.7 million in the first quarter of 2002.

        "SNTG's parcel tanker division reported income from operations of $16.1 million in the first quarter of 2003 compared to $20.4 million in the first quarter of 2002. The Stolt Tankers Joint Service Sailed-in Index in the first quarter of 2003 was 7% lower than in the comparable quarter of 2002 and 5% lower than in the fourth quarter of 2002. The decline in the index is almost exclusively attributable to higher bunker costs and weather related delays in the most recent quarter rather than a weakening in the market. On the positive side, volumes continue to be strong. Spot rates are steady, due in part to the strong product tanker market. We continue to renew our contract portfolio at close to rollover levels. In addition there have been a number of recent cases where we have won new business as well as extended the terms of existing contracts.

        "SNTG has also entered into long-term time-charter agreements for two 31,200 deadweight ton stainless steel ships with Japanese owners. SNTG now has long-term flexible time charter agreements for a total of nine ships, with delivery between 2003 and 2006, to replace tonnage that we expect to scrap over the next several years.

        "SNTG's tank container division's income from operations declined to $3.4 million in the first quarter of 2003 from $4.8 million in the first quarter of last year. Market activity continues at high levels. Utilization in the first quarter rose to a record 78.7% and shipments were up some 24% compared to the first quarter of last year and up 7% compared to the fourth quarter. Margins however continue to be under pressure due to a competitive pricing environment and difficulty in passing on increased freight costs to the customers.

        "SNTG's terminal division's income from operations was $4.5 million during the first quarter of 2003 which was the same as the first quarter of 2002. Utilization continues to be high in all terminal facilities and our expansion programs are progressing well in our Braithwaite, Houston, and Santos facilities as well as in our joint venture in Shenzhen.

        "Before minority interests, Stolt Offshore S.A. (SOSA) reported a net loss of $18.3 million compared to a net profit of $0.2 million in the first quarter of 2002. We experienced significant delays and cost over runs on two major EPIC projects in Africa due to operating problems, program changes, bad weather and local community difficulties. The good news is that performance on most other projects was better than anticipated. Our order backlog now stands at $1.4 billion of which $864 million is for 2003. This compares with a backlog of $1.5 billion at this time last year of which $909 million was for 2002. The level of bids outstanding now stands at $5.0 billion, which compares to $3.7 billion at this time last year. 2003 will be a tough year for Stolt Offshore as we work through the low margin contracts.

        "Stolt Sea Farm Holdings plc (SSF) reported a loss from operations in the first quarter of 2003 of $1.7 million compared to a loss from operations of $5.3 million in the first quarter of 2002. Prices in the first quarter of 2003 compared to the first quarter of 2002 were up 20% to 40%. Spot salmon prices in North America are relatively strong due in part to extreme weather in the Northeast and low volumes from Chile. However, pricing in Europe continues to remain depressed. The important Japanese market was negatively impacted by lower sales volume. The turbot operations in Iberia continue to perform well.

        "On April 2, we closed the previously announced sale of substantially all of the assets and ongoing business operations of Optimum Logistics Ltd. (OLL) to Elemica, the market leading chemical industry consortium.

        "I am comfortable with the outlook for SNTG, even with the global uncertainties we are facing. There are many challenges ahead in SOSA, but I am excited that the new management team led by Tom Ehret is now in place and will make good progress on addressing and solving our problems. We have seen improved salmon pricing in SSF and are hopeful for further improvements in the latter half of the year. SSF is operating in an industry where there is a need for further consolidation," Mr. Stolt-Nielsen concluded.

        Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 63 percent of Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

        This news release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Stolt-Nielsen S.A. U.S. SEC filings, including but not limited to the Stolt-Nielsen S.A. report on Form 20-F for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the U.S. SEC.

	Conference Call Details	PostView Facility
Date & Time	April 3, 2003 10AM EST (4PM BST)	Available directly after the conference Until 5:00PM EST on Friday, April 4, 2003
Phone	+1 800-810-0924 (in U.S.) +1 913-981-4900 (outside U.S.)	+1 888-203-1112 (in U.S.) +1 719-457-0820 (outside U.S.)
Reservation Number	656469	656469

        Live Webcast conference call is available via the company's Internet site www.stolt-nielsen.com commencing on Thursday, April 3, 2003 at 10:00AM EST (4:00PM BST). A playback of the conference call commences on Thursday, April 3, 2003 after 12:00 noon EST (6:00PM BST).

—end text—
—tables follow—

STOLT-NIELSEN S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in U.S. dollar thousands, except per share data)

	Three months ended
	February 28, 2003	February 28, 2002
	(Unaudited)
Net operating revenue	$764,222	$611,164
Operating expenses	702,300	535,345

Gross profit	61,922	75,819
Equity in net income (loss) of non-consolidated joint ventures	1,020	1,984
Administrative and general expenses	(55,699)	(51,114)
Restructuring charges	(802)	(5,514)
Gain (loss) on disposal of assets, net	(34)	1,160
Other operating income (expense), net	887	(233)

Income (loss) from operations	7,294	22,102
Non-operating income/(expense):
Interest expense, net	(22,221)	(23,602)
Foreign currency exchange gain (loss), net	(168)	369

Income (loss) before income tax provision and minority interest	(15,095)	(1,131)
Income tax provision	(4,750)	(29)

Income (loss) before minority interest	(19,845)	(1,160)
Minority interest	6,893	(2,567)

Net income (loss)	$(12,952)	$(3,727)

PER SHARE DATA
Net loss per share:
Basic	$(0.24)	$(0.07)
Diluted	$(0.24)	$(0.07)
Weighted average number of Common Shares and equivalents outstanding:
Basic	54,949	54,918
Diluted	54,949	54,918
SELECTED CASH FLOW DATA
Capital expenditures and acquisition of subsidiaries	$16,543	$32,971
Depreciation and amortization (excluding drydocking)	$49,176	$52,475

Note:	Certain prior period amounts for gain on disposal of assets, net and other non-operating income (expense) have been reclassified to conform to the current presentation.

STOLT-NIELSEN S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in U.S. dollar thousands)

	February 28, 2003	November 30, 2002	February 28, 2002
	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Cash and cash equivalents	$21,552	$22,873	$21,169
Trade receivables, net	681,340	573,041	504,207
Inventories	255,803	231,498	206,671
Prepaid expenses	134,177	113,971	87,816
Other current assets	90,522	88,131	87,544

Total current assets	1,183,394	1,029,514	907,407
Fixed assets, net of accumulated depreciation	2,374,164	2,395,125	2,487,650
Investment in and advances to non-consolidated joint ventures	141,726	130,853	122,153
Goodwill and other intangible assets, net	86,665	85,957	221,137
Other non-current assets	146,098	145,626	153,101

Total assets	$3,932,047	$3,787,075	$3,891,448

LIABILITIES AND SHAREHOLDERS' EQUITY
Loans payable to banks	$383,955	$331,985	$287,911
Current maturities of long-term debt and capital lease obligations	165,753	165,067	103,089
Accounts payable	509,876	434,993	295,408
Accrued liabilities	308,851	332,359	330,141

Total current liabilities	1,368,435	1,264,404	1,016,549
Long-term debt and capital lease obligations	1,177,442	1,155,010	1,301,901
Minority interest	206,108	203,140	322,125
Other non-current liabilities	175,217	174,702	170,772

Total liabilities	2,927,202	2,797,256	2,811,347
Capital stock and Founder's shares	62,639	62,639	62,609
Paid-in surplus	340,893	340,893	383,406
Retained earnings	758,419	778,290	884,236
Accumulated other comprehensive loss	(23,082)	(57,979)	(116,126)
Treasury stock	(134,024)	(134,024)	(134,024)

Total shareholders' equity	1,004,845	989,819	1,080,101

Total liabilities and shareholders' equity	$3,932,047	$3,787,075	$3,891,448

Total interest-bearing debt and capital lease obligations net of cash and cash equivalents:	$1,705,598	$1,629,189	$1,671,732

Minority interest in Stolt Offshore	$194,574	$191,674	$305,477

STOLT-NIELSEN S.A. AND SUBSIDIARIES

SELECTED SEGMENT DATA

(in U.S. dollar thousands)

        The following tables present the contribution to net operating revenue, gross profit, income from operations, net income (loss) and total assets for each of the Company's business segments:

	Three months ended
	February 28, 2003	February 28, 2002
	(Unaudited)
NET OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
Stolt Parcel Tankers	$170,199	$169,608
Stolt Tank Containers	61,183	51,172
Stolthaven Terminals	15,376	13,868

	246,758	234,648
Stolt Offshore	416,903	294,051
Stolt Sea Farm	100,203	82,129
Optimum Logistics	286	194
SeaSupplier	72	142

Total	$764,222	$611,164

GROSS PROFIT:
Stolt-Nielsen Transportation Group:
Stolt Parcel Tankers	$32,014	$35,950
Stolt Tank Containers	9,993	10,086
Stolthaven Terminals	5,573	4,629

	47,580	50,665
Stolt Offshore	8,466	24,514
Stolt Sea Farm	5,518	304
Optimum Logistics	286	194
Sea Supplier	72	142

Total	$61,922	$75,819

INCOME (LOSS) FROM OPERATIONS:
Stolt-Nielsen Transportation Group:
Stolt Parcel Tankers	$16,051	$20,419
Stolt Tank Containers	3,435	4,778
Stolthaven Terminals	4,536	4,498

SNTG before Restructuring Charges	24,022	29,695
SNTG Restructuring Charges	(802)	(5,514)

	23,220	24,181
Stolt Offshore	(11,209)	7,871
Stolt Sea Farm	(1,708)	(5,340)
Optimum Logistics	(1,634)	(2,662)
SeaSupplier	(1,078)	(1,623)
SNSA Other	(297)	(325)

Total	$7,294	$22,102

NET INCOME (LOSS):
Stolt-Nielsen Transportation Group	$8,709	$13,591
SNTG Restructuring Charges	(802)	(5,437)
Stolt Offshore	(18,343)	218
Stolt Sea Farm	(6,182)	(7,553)
Optimum Logistics	(1,685)	(2,660)
SeaSupplier	(1,152)	(1,662)
SNSA:
Minority interest in Stolt Offshore	6,800	(103)
Other	(297)	(121)

Total	$(12,952)	$(3,727)

	As of
	February 28, 2003	November 30, 2002	February 28, 2002
	(Unaudited)	(Audited)	(Unaudited)
TOTAL ASSETS:
Stolt-Nielsen Transportation Group	$1,830,378	$1,827,687	$1,978,050
Stolt Offshore	1,576,790	1,458,603	1,476,125
Stolt Sea Farm	519,199	494,837	429,161
Optimum Logistics	4,243	4,797	7,052
SeaSupplier	1,437	1,151	1,060

Total	$3,932,047	$3,787,075	$3,891,448

STOLT-NIELSEN S. A. AND SUBSIDIARIES

OPERATING YARDSTICKS

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
STOLT PARCEL TANKERS DIVISION:
Joint Service sailed-in time-charter index
2001	1.02	1.07	1.14	1.13
2002	1.07	1.07	1.08	1.05
2003	1.00	N/A	N/A	N/A
Volume of cargo carried—millions of tonnes
Joint Service fleet:
2001	3.9	4.1	4.3	3.9
2002	3.4	3.6	3.5	3.4
2003	3.4	N/A	N/A	N/A
Regional fleets:
2001	3.0	2.7	2.7	2.4
2002	2.4	2.4	2.4	2.7
2003	2.8	N/A	N/A	N/A
Operating days
Joint Service fleet:
2001	6,792	6,881	6,826	6,496
2002	6,257	6,117	6,076	5,972
2003	5,721	N/A	N/A	N/A
Regional fleets:
2001	5,565	5,688	5,681	5,771
2002	5,674	5,617	5,583	5,707
2003	5,798	N/A	N/A	N/A
Average number of ships operated in the period
Joint Service fleet:
2001	76	75	74	71
2002	70	66	66	68
2003	64	N/A	N/A	N/A
Regional fleets:
2001	62	62	62	63
2002	63	61	64	64
2003	64	N/A	N/A	N/A

Notes:

(a)
Joint Service and Regional fleet statistics include those for time-chartered ships

(b)
Regional fleet statistics include total joint venture activity and all cargo carried on behalf of the Joint Service

(c)
Regional fleet statistics include the results of both the Northern Europe and US Gulf barging activities

STOLT TANK CONTAINERS DIVISION:
Tank containers operated and leased at end of period
2001	15,670	15,295	14,737	14,184
2002	13,946	14,157	14,568	14,955
2003	15,316	N/A	N/A	N/A
Tank container utilization—%
2001	67.7%	67.4%	66.5%	70.4%
2002	71.1%	77.6%	76.9%	77.7%
2003	78.7%	N/A	N/A	N/A
STOLTHAVEN TERMINALS DIVISION:
Average marketable shell barrel capacity (millions of barrels)
2001	5.11	5.13	5.14	5.54
2002(a)	2.82	3.03	3.32	3.37
2003	3.38	N/A	N/A	N/A
Tank capacity utilization—%
2001	94.5%	95.8%	94.7%	95.1%
2002	98.0%	98.1%	95.1%	97.0%
2003	96.6%	N/A	N/A	N/A

(a)
The reduction in capacity in 2002 reflects the sale of the Perth Amboy and Chicago terminals at the end of 2001.

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SIGNATURES
Stolt-Nielsen S.A. Reports First Quarter 2003 Results
STOLT-NIELSEN S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in U.S. dollar thousands, except per share data)
STOLT-NIELSEN S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in U.S. dollar thousands)
STOLT-NIELSEN S.A. AND SUBSIDIARIES SELECTED SEGMENT DATA (in U.S. dollar thousands)
STOLT-NIELSEN S. A. AND SUBSIDIARIES OPERATING YARDSTICKS